FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2019

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F                                       ☒                                  Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                            ☐                                  No     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated August 8, 2019;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended June 30, 2019; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 6-Month Period ended June 30, 2019.

August 8, 2019

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR SECOND QUARTER 2019

Montréal, Québec — Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the second quarter of 2019. Quebecor consolidates the financial results of Quebecor Media Inc. (“Quebecor Media”), a wholly owned subsidiary since June 22, 2018.

As described under “Changes in Accounting Policies” below, on January 1, 2019 the Corporation adopted on a fully retrospective basis the new rules in IFRS 16 — Leases. Accordingly, comparative figures have been restated to reflect the impact of the new rules.

Second quarter 2019 highlights

•                                Revenues: $1.06 billion in the second quarter of 2019, up $18.2 million (1.8%) from the same period of 2018.

•                                Adjusted EBITDA1: $455.0 million, up $29.1 million (6.8%). Without restatement of comparative figures following the adoption of IFRS 16, adjusted EBITDA increased $40.8 million (9.9%).

•                                Net income attributable to shareholders: $140.2 million ($0.55 per basic share) in the second quarter of 2019, compared with $42.0 million ($0.18 per basic share) in the same period of 2018, an increase of $98.2 million ($0.37 per basic share). Without restatement of comparative figures following the adoption of IFRS 16, net income attributable to shareholders was $140.2 million in the second quarter of 2019 compared with $41.3 million in the same period of 2018, a $98.9 million increase.

•                                Adjusted income from continuing operating activities2: $136.2 million ($0.53 per basic share) in the second quarter of 2019, compared with $105.9 million ($0.45 per basic share) in the same period of 2018, an increase of $30.3 million ($0.08 per basic share) or 28.6%.

•                                The Telecommunications segment grew its revenues by $12.0 million (1.4%) and its adjusted EBITDA by $20.2 million (4.7%) in the second quarter of 2019. Without restatement of comparative figures following the adoption of IFRS 16, the Telecommunications segment’s adjusted EBITDA increased $30.3 million (7.2%).

•                               Videotron Ltd. (“Videotron”) significantly increased its revenues from mobile telephony ($15.6 million or 11.9%) and Internet access ($7.1 million or 2.6%) in the second quarter of 2019.

•                               Videotron’s total average billing per unit3 (“ABPU”) was $50.20 in the second quarter of 2019, compared with $49.68 in the same period of 2018, a $0.52 (1.0%) increase. Mobile ABPU was $52.56 in the second quarter of 2019 compared with $53.70 in the same period of 2018, a $1.14 (-2.1%) decrease due in part to the popularity of bring your own device plans.

•                                Subscriber connections to the mobile telephony service increased by 38,300 in the second quarter of 2019 compared with an increase of 31,900 in the same period of 2018.

•                                On June 5, 2019, TVA Group Inc. (“TVA Group”) announced that, on account of significant viewing changes related to the globalization of content and of the proliferation of unregulated distribution vehicles, it needed to make deep budget cuts to preserve its leading position in the Québec market and protect the production of original French-language content in Québec. TVA Group’s budget reduction plan affects all its segments and regrettably entails the elimination of 68 positions.

1                   See “Adjusted EBITDA” under “Definitions.”

2                   See “Adjusted income from continuing operating activities” under “Definitions.”

3                   See “Key performance indicators” under “Definitions.”

•                                On April 10, 2019, Videotron acquired 10 blocks of low-frequency spectrum in the 600 MHz band in Innovation, Science and Economic Development Canada’s (“ISED Canada”) commercial mobile spectrum auction. The licences, covering the Eastern, Southern and Northern Québec, as well as the Outaouais and Eastern Ontario regions, were acquired for $255.8 million. Among other things, they will support the roll-out of 5G new-generation mobile capabilities.

•                                On April 1, 2019, TVA Group closed the acquisition of the companies in the Incendo Media inc. (“Incendo Media”) group, a Montréal-based producer and distributor of television programs for international markets, for a cash consideration of $11.1 million (net of cash acquired of $0.9 million) and a balance payable at fair value of $6.8 million.

“I am very satisfied with Quebecor’s performance in the second quarter of 2019,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “The Corporation’s operating profits continued to show strong growth, driven by Videotron. It demonstrates our ability to deliver on our action plans, which target promising investments for the Corporation’s future.”

“Videotron maintained its excellent performance, particularly in mobile telephony, where subscriber connections increased by 152,700 or 14.1% during the 12-month period ended June 30, 2019,” commented Jean-François Pruneau, President and Chief Executive Officer of Videotron. “Our constant goal is to strengthen that trend and retain our leading position by innovating and investing in state-of-the-art technology. With our partners in the Open-Air Laboratory for Smart Living, we announced the creation of a first new-generation 5G site that will help lay the foundations for the development of the next-generation mobile network. We also continued working on the upcoming launch of Helix, based on our partner Comcast Corporation’s Xfinity XI platform. Currently in testing with a large group of employees, Helix will enable convergence among all the technologies in a home. To enlarge our geographic footprint, we also announced plans to expand into the Abitibi-Témiscamingue region, now served by a single wireline provider, and offer our cable television, Internet and cable telephone services there, in addition to our currently available mobile telephony service.

“During the quarter, Fizz won the prestigious ‘Tribeca Disruptive Innovation Award,’ awarded by the TM Forum to recognize digital innovation,” Mr. Pruneau added. “The TM Forum is the telecommunications industry association that includes digital service providers around the world. I am very proud of this honour and also of Videotron’s No. 1 ranking on the Top-Rated Workplaces: Best in Québec list, based on reviews left by employees on Indeed, Canada’s top job site.”

“TVA Group posted a $6.6 million favourable variance in adjusted EBITDA in the second quarter, largely because of the integration of the Évasion and Zeste specialty channels and the improvement in TVA Sports’ negative adjusted EBITDA, combined with cost-reduction initiatives implemented during the quarter,” said France Lauzière, President and Chief Executive Officer of TVA Group. “TVA Group’s total television market share increased 0.3 points to 40.5%.1 TVA Network had 7 of the top 10 shows in Québec during the second quarter of 2019, including La Voix, which held the top spot with an average audience of more than 1.9 million.”

“In the second quarter of 2019, TVA Group was forced to make deep budget cuts in response to economic and competitive environments that have been destabilizing the television industry for years, combined with a regulatory framework that places Québec and Canadian companies at a competitive disadvantage,” Mr. Péladeau commented. “For years, the television industry has been contending with numerous inequities, which have been exacerbated by the lack of decisive action by regulatory authorities to modernize the Canadian system.

“Moreover, the announced acquisition of the conventional television network V and its digital assets by Bell Media will further undermine Québec’s media ecosystem by allowing a dominant player to become even more so. We have therefore been forced to take action and we are making our case to the appropriate bodies in order to protect the services available to consumers for the long term. The business practices of Bell Canada, which is both broadcaster and distributor, do not recognize the fair market value of TVA Group’s specialty channels, including TVA Sports, and have forced us to sound the alarm to alert regulatory authorities to the need to correct these major flaws in the Canadian broadcasting system.

“In view of the CRTC’s refusal to act and inability to modernize, we intend to vigorously defend our rights in court, as we have done successfully against Bell Canada on several occasions,” Mr. Péladeau added.

“We continue investing and diversifying our revenue streams by broadening our range of products and services and expanding geographically in order to give consumers a real choice. Building on our successes, which have delivered attractive returns for our shareholders and a stimulating work environment for our employees, we are more firmly focused on the future than ever,” Pierre Karl Péladeau concluded.

1                   Numeris — Québec Franco, April 1 to June 30, 2019, Mo-Su, 2a-2a, t2+

Table 1

Quebecor second quarter financial highlights, 2015 to 2019

(in millions of Canadian dollars, except per share data)

	2019	2018	2017	2016	2015

Revenues	$1,056.9	$1,038.7	$1,034.0	$1,001.0	$969.7
Adjusted EBITDA	455.0	425.9	412.0	384.5	370.3
Income from continuing operating activities attributable to shareholders	140.2	41.0	129.4	18.6	87.4
Net income attributable to shareholders	140.2	42.0	137.1	18.5	77.9
Adjusted income from continuing operating activities	136.2	105.9	87.0	78.7	72.7
Per basic share:
Income from continuing operating activities attributable to shareholders	0.55	0.17	0.53	0.08	0.35
Net income attributable to shareholders	0.55	0.18	0.57	0.08	0.32
Adjusted income from continuing operating activities	0.53	0.45	0.36	0.32	0.29

Discontinued operations

On January 24, 2019, Videotron sold its 4Degrees Colocation Inc. data centre operations for an amount of $261.6 million, which was fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by Videotron in the second quarter of 2019. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $97.2 million, net of income taxes of $18.5 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. The results of operations and cash flows of these businesses were reclassified as discontinued operations in the consolidated statements of income and cash flows. In this press release, only continuing operating activities of Quebecor Media are included in the analysis of its segment operating results.

Changes in Accounting Policies

On January 1, 2019, the Corporation adopted, on a fully retrospective basis, the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis. The adoption of IFRS 16 had significant impacts on the consolidated financial statements since all of the Corporation segments are engaged in various long-term leases relating to premises and equipment. Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with interest on the related lease liability. Since under the former standard, operating lease charges were recognized as operating expenses as they were incurred, the adoption of IFRS 16 changes the timing of the recognition of these lease charges over the term of each lease. It also affects the classification of expenses in the consolidated statements of income. Principal payments on the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities. A description of the new rules and details of the retroactive adjustments to comparative data are provided in Note 2 to Quebecor’s condensed consolidated financial statements for the second quarter of 2019 and under “Changes in Accounting Policies” in Quebecor’s Management Discussion and Analysis for the same period.

Table 2 presents segmented adjusted EBITDA for the last eight quarters, restated to reflect the retroactive application of IFRS 16.

Table 2

Quebecor’s segmented adjusted EBITDA (negative adjusted EBITDA) for the past eight quarters

(in millions of Canadian dollars)

	Q2-2019	Q1-2019	Q4-2018	Q3-2018	Q2-2018	Q1-2018	Q4-2017	Q3-2017

Telecommunications	$450.0	$423.0	$435.4	$433.2	$429.8	$417.2	$403.7	$396.6
Media	5.7	1.2	28.6	30.8	0.5	0.1	23.6	36.9
Sports and Entertainment	(1.5)	(0.7)	3.3	8.5	(0.6)	(0.7)	3.7	9.7
Head Office	0.8	(2.8)	(6.8)	1.5	(3.8)	(0.7)	(2.3)	(3.1)
Total	$455.0	$420.7	$460.5	$474.0	$425.9	$415.9	$428.7	$440.1

Table 3 presents lease liabilities by segment at December 31, 2018 and 2017, calculated following the retrospective adoption of IFRS 16.

Table 3

Lease liabilities by segment

(in millions of Canadian dollars)

	June 30, 2019	Dec. 31, 2018	Dec. 31, 2017

Telecommunications	$119.1	$122.6	$143.4
Media	15.7	13.7	16.6
Sports and Entertainment	41.9	39.7	41.6
Head Office and intersegment	(32.7)	(31.6)	(33.7)
Total	$144.0	$144.4	$167.9

To explain the effect of choices made in applying a change in accounting policies, Table 5 also provides a reconciliation of adjusted EBITDA to net income, without restatement of comparative figures following the adoption of IFRS 16, as permitted under International Financial Reporting Standards (“IFRS”).

2019/2018 second quarter comparison

Revenues: $1.06 billion, an $18.2 million (1.8%) increase.

•                                Revenues increased in Telecommunications ($12.0 million or 1.4% of segment revenues), Media ($3.6 million or 1.9%), and Sports and Entertainment ($4.4 million or 11.9%).

Adjusted EBITDA: $455.0 million, a $29.1 million (6.8%) increase. Without restatement of comparative figures following the adoption of IFRS 16, adjusted EBITDA increased $40.8 million (9.9%).

•                                Adjusted EBITDA increased $20.2 million (4.7%) in the Telecommunications segment. Without restatement of comparative figures following the adoption of IFRS 16, the segment’s adjusted EBITDA increased by $30.3 million (7.2%).

•                                $5.2 million increase in adjusted EBITDA in the Media segment.

•                                $0.9 million unfavorable variance in negative adjusted EBITDA in the Sports and Entertainment segment.

•                                $4.6 million favourable variance at Head Office due to a decrease in the stock-based compensation charge.

•                                The change in the fair value of Quebecor Media stock options resulted in a $3.4 million favourable variance in the stock-based compensation charge in the second quarter of 2019 compared with the same period of 2018. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $3.3 million favourable variance in the Corporation’s stock-based compensation charge in the second quarter of 2019.

Net income attributable to shareholders: $140.2 million ($0.55 per basic share) in the second quarter of 2019, compared with $42.0 million ($0.18 per basic share) in the same period of 2018, an increase of $98.2 million ($0.37 per basic share).

•                                The main favourable variances were:

•                  $92.0 million favourable variance in gains on valuation and translation of financial instruments, including $92.7 million without any tax consequences;

•                  $29.1 million increase in adjusted EBITDA;

•                  $13.5 million favourable variance in non-controlling interest.

•                                The main unfavourable variances were:

•                  $16.1 million increase in the income tax expense;

•                  $15.3 million unfavourable variance in the charge for restructuring of operations and other items;

•                  $2.5 million increase in financial expenses.

Net income attributable to shareholders, without restatement of comparative figures following the adoption of IFRS 16, was $140.2 million in the second quarter of 2019 compared with $41.3 million in the same period of 2018, a $98.9 million increase.

Adjusted income from continuing operating activities: $136.2 million ($0.53 per basic share) in the second quarter of 2019, compared with $105.9 million ($0.45 per basic share) in the same period of 2018, an increase of $30.3 million ($0.08 per basic share) or 28.6%.

2019/2018 year-to-date comparison

Revenues: $2.08 billion, a $43.5 million (2.1%) increase.

•                                Revenues increased in Telecommunications ($34.0 million or 2.0% of segment revenues), Media ($3.1 million or 0.9%), and Sports and Entertainment ($7.6 million or 10.3%).

Adjusted EBITDA: $875.7 million, a $33.9 million (4.0%) increase. Without restatement of comparative figures following the adoption of IFRS 16, adjusted EBITDA increased $56.7 million (6.9%).

•                                Adjusted EBITDA increased in the Telecommunications segment by $26.0 million (3.1%) despite a $10.9 million favourable retroactive adjustment related to roaming fees following a Canadian Radio-television and Telecommunications Commission decision, recognized in the first half of 2018 in the Telecommunications segment (creating an unfavourable variance in the first half of 2019 compared with the same period of 2018). Without restatement of comparative figures following the adoption of IFRS 16, the segment’s adjusted EBITDA increased by $45.4 million (5.5%).

•                                $6.3 million increase in adjusted EBITDA in the Media segment.

•                                $0.9 million unfavorable variance in negative adjusted EBITDA in the Sports and Entertainment segment.

•                                $2.5 million favourable variance at Head Office due to a decrease in the stock-based compensation charge.

•                                The change in the fair value of Quebecor Media stock options resulted in a $5.4 million favourable variance in the stock-based compensation charge in the first half of 2019 compared with the same period of 2018. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $1.0 million unfavourable variance in the Corporation’s stock-based compensation charge in the first half of 2019.

Net income attributable to shareholders: $329.2 million ($1.29 per basic share) in the first half of 2019, compared with $99.1 million ($0.42 per basic share) in the same period of 2018, an increase of $230.1 million ($0.87 per basic share).

•                                The main favourable variances were:

•                  $107.3 million favourable variance in the gain on valuation and translation of financial instruments, consisting of a favourable variance, without any tax consequences, in gains and losses on embedded derivatives related to convertible debentures;

•                  $95.7 million favourable variance in income from discontinued operations;

•                  $34.6 million favourable variance in non-controlling interest;

•                  $33.9 million increase in adjusted EBITDA.

•                                The main unfavourable variances were:

•                  $17.3 million unfavourable variance in the charge for restructuring of operations and other items;

•                  $14.8 million increase in the income tax expense;

•                  $6.1 million increase in financial expenses;

•                  $3.2 million increase in the depreciation and amortization charge.

Net income attributable to shareholders, without restatement of comparative figures following the adoption of IFRS 16, was $329.2 million in the first half of 2019 compared with $98.0 million in the same period of 2018, a $231.2 million increase.

Adjusted income from continuing operating activities: $247.6 million ($0.97 per basic share) in the first half of 2019, compared with $195.4 million ($0.83 per basic share) in the same period of 2018, an increase of $52.2 million ($0.14 per basic share) or 26.7%.

Financial transactions

•             On July 15, 2019, Quebecor Media prepaid its term loan “B” and settled the related hedges for a total cash consideration of $340.9 million.

600 MHz spectrum auction

On April 10, 2019, Videotron purchased 10 blocks of low-frequency spectrum in the 600 MHz band in ISED Canada’s latest commercial mobile spectrum auction. The licences, covering the Eastern, Southern and Northern Québec, as well as the Outaouais and Eastern Ontario regions, were acquired for $255.8 million.

Board of Directors

The Right Honourable Brian Mulroney, Chairman of the Board of the Corporation, welcomes Manon Brouillette and Lise Croteau as Directors of Quebecor, bringing the proportion of women on the Board to 44%. The target of 40% women in 2020 has therefore been reached one year ahead of schedule.

Normal course issuer bid

On August 7, 2019, the Board of Directors of Quebecor authorized the renewal of its normal course issuer bid for a maximum of 1,000,000 Class A Multiple Voting Shares (“Class A Shares”), representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 4,000,000 Class B Subordinate Voting Shares (“Class B Shares”), representing approximately 2.2% of issued and outstanding Class B Shares as of August 1, 2019. The purchases can be made from August 15, 2019 to August 14, 2020 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange (“TSX”), in accordance with the requirements of that exchange, or other alternative trading systems. All repurchased shares will be cancelled. As of August 1, 2019, 77,246,744 Class A Shares and 178,670,253 Class B Shares were issued and outstanding.

The average daily trading volume of the Class A Shares and Class B Shares of the Corporation between February 1, 2019 and July 31, 2019 on the TSX was 813 Class A Shares and 634,171 Class B Shares. Consequently, the Corporation will be authorized to purchase a maximum of 1,000 Class A Shares and 158,542 Class B Shares during the same trading day, pursuant to its normal course issuer bid.

The Corporation believes that the repurchase of these shares under this normal course issuer bid is in the best interests of the Corporation and its shareholders.

Between August 15, 2018 and July 31, 2019, of the 1,000,000 Class A Shares and 7,800,000 Class B Shares it was authorized to repurchase under its previous normal course issuer bid, the Corporation repurchased no Class A Shares and 7,800,000 Class B Shares at a weighted average price of $27.3398 per share on the open market through the facilities of the TSX and alternative trading systems.

In the first half of 2019, the Corporation purchased and cancelled 1,319,600 Class B Shares for a total cash consideration of $39.5 million (4,909,900 Class B Shares for a total cash consideration of $118.0 million in the first half of 2018). The $31.7 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded as an increase in the deficit ($108.6 million reduction of retained earnings in the first half of 2018). On February 1, 2019, the maximum number of Class B Shares that could be repurchased under the normal course issuer bid authorized on August 8, 2018 had been reached.

In the first half of 2019, 180,000 Class B Shares of Quebecor were issued upon exercise of stock options for a cash consideration of $2.7 million (100,000 Class B Shares for a cash consideration of $1.3 million in the first half of 2018). Following this transaction, the contributed surplus was increased by $3.0 million ($1.2 million in the first half of 2018) and the stock option plan liability was reduced by the same amount.

Dividend

On August 7, 2019, the Board of Directors of Quebecor declared a quarterly dividend of $0.1125 per share on its Class A Shares and Class B Shares, payable on September 17, 2019 to shareholders of record at the close of business on August 23, 2019. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Detailed financial information

For a detailed analysis of Quebecor’s second quarter 2019 results, please refer to the Management Discussion and Analysis and condensed consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/investors/financial-documentation> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its second quarter 2019 results on August 8, 2019, at 11:00 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 48006#. A tape recording of the call will be available from August 8 to November 8, 2019 by dialling 1 877 293-8133, conference number 1247666, access code for participants 48006#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/investors/conferences-and-annual-meeting>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2018.

The forward-looking statements in this press release reflect Quebecor’s expectations as of August 8, 2019 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec and employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: <www.quebecor.com>

Follow us on Twitter: <www.twitter.com/Quebecor>

Source:	Information:

Hugues Simard	Communications Department
Chief Financial Officer	Quebecor Inc. and Quebecor Media Inc.
Quebecor Inc. and Quebecor Media Inc.	medias@quebecor.com
hugues.simard@quebecor.com	514 380-4572
514 380-7414

DEFINITIONS

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under the IFRS, as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 4 provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 4

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$450.0	$429.8	$873.0	$847.0
Media	5.7	0.5	6.9	0.6
Sports and Entertainment	(1.5)	(0.6)	(2.2)	(1.3)
Head Office	0.8	(3.8)	(2.0)	(4.5)
	455.0	425.9	875.7	841.8
Depreciation and amortization	(188.6)	(187.2)	(377.1)	(373.9)
Financial expenses	(82.8)	(80.3)	(164.9)	(158.8)
Gain (loss) on valuation and translation of financial instruments	16.4	(75.6)	2.1	(105.2)
Restructuring of operations and other items	(17.3)	(2.0)	(25.8)	(8.5)
Income taxes	(44.3)	(28.2)	(82.2)	(67.4)
Income from discontinued operations	—	1.1	97.5	1.8
Net income	$138.4	$53.7	$325.3	$129.8

Adjusted EBITDA without restatement of comparative figures

Table 5 provides a reconciliation of adjusted EBITDA to net income without restatement of comparative figures following the adoption of IFRS 16.

Table 5

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the condensed consolidated financial statements, without restatement of comparative figures following the adoption of IFRS 16

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$450.0	$419.7	$873.0	$827.6
Media	5.7	(0.7)	6.9	(1.8)
Sports and Entertainment	(1.5)	(2.0)	(2.2)	(4.1)
Head Office	0.8	(2.8)	(2.0)	(2.7)
	455.0	414.2	875.7	819.0
Depreciation and amortization	(188.6)	(178.9)	(377.1)	(357.5)
Financial expenses	(82.8)	(78.1)	(164.9)	(154.3)
Gain (loss) on valuation and translation of financial instruments	16.4	(75.6)	2.1	(105.2)
Restructuring of operations and other items	(17.3)	(2.0)	(25.8)	(8.5)
Income taxes	(44.3)	(27.9)	(82.2)	(66.9)
Income from discontinued operations	—	1.1	97.5	1.8
Net income	$138.4	$52.8	$325.3	$128.4

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments, and before the income from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 6 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders’ measure used in Quebecor’s condensed consolidated financial statements.

Table 6

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Adjusted income from continuing operating activities	$136.2	$105.9	$247.6	$195.4
Gain (loss) on valuation and translation of financial instruments	16.4	(75.6)	2.1	(105.2)
Restructuring of operations and other items	(17.3)	(2.0)	(25.8)	(8.5)
Income taxes related to adjustments[1]	4.6	12.4	6.7	14.5
Net income attributable to non-controlling interest related to adjustments	0.3	0.3	1.1	1.4
Discontinued operations	—	1.0	97.5	1.5
Net income attributable to shareholders	$140.2	$42.0	$329.2	$99.1

1             Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses revenue-generating unit (“RGU”), an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico over-the-top video services (“Club illico”), and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended		Six months ended
(in millions of Canadian dollars, except for earnings per share data)	June 30		June 30
(unaudited)	2019	2018	2019	2018
		(restated)		(restated)

Revenues	$1,056.9	$1,038.7	$2,084.2	$2,040.7

Employee costs	172.2	182.4	354.0	362.4
Purchase of goods and services	429.7	430.4	854.5	836.5
Depreciation and amortization	188.6	187.2	377.1	373.9
Financial expenses	82.8	80.3	164.9	158.8
(Gain) loss on valuation and translation of financial instruments	(16.4)	75.6	(2.1)	105.2
Restructuring of operations and other items	17.3	2.0	25.8	8.5
Income before income taxes	182.7	80.8	310.0	195.4

Income taxes (recovery):
Current	39.8	42.9	85.4	102.7
Deferred	4.5	(14.7)	(3.2)	(35.3)
	44.3	28.2	82.2	67.4

Income from continuing operations	138.4	52.6	227.8	128.0

Income from discontinued operations	—	1.1	97.5	1.8

Net income	$138.4	$53.7	$325.3	$129.8

Income (loss) from continuing operations attributable to
Shareholders	$140.2	$41.0	$231.7	$97.6
Non-controlling interests	(1.8)	11.6	(3.9)	30.4

Net income (loss) attributable to
Shareholders	$140.2	$42.0	$329.2	$99.1
Non-controlling interests	(1.8)	11.7	(3.9)	30.7

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.55	$0.17	$0.91	$0.41
From discontinued operations	—	0.01	0.38	0.01
Net income	0.55	0.18	1.29	0.42
Diluted:
From continuing operations	$0.47	$0.17	$0.88	$0.40
From discontinued operations	—	0.01	0.37	0.01
Net income	0.47	0.18	1.25	0.41

Weighted average number of shares outstanding (in millions)	255.9	233.5	255.9	234.7
Weighted average number of diluted shares (in millions)	262.1	239.4	262.1	240.6

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Six months ended
(in millions of Canadian dollars)	June 30		June 30
(unaudited)	2019	2018	2019	2018
		(restated)		(restated)

Income from continuing operations	$138.4	$52.6	$227.8	$128.0

Other comprehensive income (loss):

Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	49.5	(1.3)	30.2	(44.4)
Deferred income taxes	(4.7)	(1.7)	1.8	2.1

	44.8	(3.0)	32.0	(42.3)

Comprehensive income from continuing operations	183.2	49.6	259.8	85.7

Income from discontinued operations	—	1.1	97.5	1.8

Comprehensive income	$183.2	$50.7	$357.3	$87.5

Comprehensive income (loss) from continuing operations attributable to
Shareholders	$185.0	$38.3	$263.7	$62.9
Non-controlling interests	(1.8)	11.3	(3.9)	22.8

Comprehensive income (loss) attributable to
Shareholders	$185.0	$39.3	$361.2	$64.4
Non-controlling interests	(1.8)	11.4	(3.9)	23.1

QUEBECOR INC.

SEGMENTED INFORMATION

	Three months ended June 30, 2019
			Sports	Head
(in millions of Canadian dollars)			and	office
(unaudited)	Telecommunications	Media	Entertainment	and Intersegments	Total

Revenues	$854.4	$190.1	$41.3	$(28.9)	$1,056.9

Employee costs	95.9	59.9	9.9	6.5	172.2
Purchase of goods and services	308.5	124.5	32.9	(36.2)	429.7
Adjusted EBITDA[1]	450.0	5.7	(1.5)	0.8	455.0

Depreciation and amortization					188.6
Financial expenses					82.8
Gain on valuation and translation of financial instruments					(16.4)
Restructuring of operations and other items					17.3
Income before income taxes					$182.7

Additions to property, plant and equipment	$111.2	$9.9	$0.5	$1.2	$122.8

Additions to intangible assets	296.5	1.1	1.1	0.3	299.0

	Three months ended June 30, 2018
	(restated)
			Sports	Head
			and	office
	Telecommunications	Media	Entertainment	and Intersegments	Total

Revenues	$842.4	$186.5	$36.9	$(27.1)	$1,038.7

Employee costs	97.6	62.9	9.8	12.1	182.4
Purchase of goods and services	315.0	123.1	27.7	(35.4)	430.4
Adjusted EBITDA[1]	429.8	0.5	(0.6)	(3.8)	425.9

Depreciation and amortization					187.2
Financial expenses					80.3
Loss on valuation and translation of financial instruments					75.6
Restructuring of operations and other items					2.0
Income before income taxes					$80.8

Additions to property, plant and equipment	$121.7	$5.5	$0.2	$5.1	$132.5

Additions to intangible assets	36.6	1.0	0.8	0.2	38.6

QUEBECOR INC.

SEGMENTED INFORMATION (continued)

	Six months ended June 30, 2019
			Sports	Head
(in millions of Canadian dollars)			and	office
(unaudited)	Telecommunications	Media	Entertainment	and Intersegments	Total

Revenues	$1,695.1	$362.8	$81.7	$(55.4)	$2,084.2

Employee costs	199.6	117.4	19.6	17.4	354.0
Purchase of goods and services	622.5	238.5	64.3	(70.8)	854.5
Adjusted EBITDA[1]	873.0	6.9	(2.2)	(2.0)	875.7

Depreciation and amortization					377.1
Financial expenses					164.9
Gain on valuation and translation of financial instruments					(2.1)
Restructuring of operations and other items					25.8
Income before income taxes					$310.0

Additions to property, plant and equipment	$243.8	$16.6	$1.0	$1.2	$262.6

Additions to intangible assets	345.1	2.7	2.1	0.3	350.2

	Six months ended June 30, 2018
	(restated)
			Sports	Head
			and	office
	Telecommunications	Media	Entertainment	and Intersegments	Total

Revenues	$1,661.1	$359.7	$74.1	$(54.2)	$2,040.7

Employee costs	199.8	122.2	19.5	20.9	362.4
Purchase of goods and services	614.3	236.9	55.9	(70.6)	836.5
Adjusted EBITDA[1]	847.0	0.6	(1.3)	(4.5)	841.8

Depreciation and amortization					373.9
Financial expenses					158.8
Loss on valuation and translation of financial instruments					105.2
Restructuring of operations and other items					8.5
Income before income taxes					$195.4

Additions to property, plant and equipment	$260.6	$10.5	$0.4	$5.5	$277.0

Additions to intangible assets	91.6	2.5	1.8	(0.4)	95.5

1 The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity
				Accumulated	attributable
			Retained	other	to non-
(in millions of Canadian dollars)	Capital	Contributed	earnings	comprehensive	controlling	Total
(unaudited)	stock	surplus	(deficit)	loss	interests	equity

Balance as of December 31, 2017 as previously reported	$313.9	$3.5	$601.9	$(50.7)	$540.4	$1,409.0
Changes in accounting policies	—	—	(7.2)	—	(4.8)	(12.0)
Balance as of December 31, 2017, as restated	313.9	3.5	594.7	(50.7)	535.6	1,397.0
Net income	—	—	99.1	—	30.7	129.8
Other comprehensive loss	—	—	—	(34.7)	(7.6)	(42.3)
Issuance of Class B Shares	1.3	1.2	—	—	—	2.5
Dividends or distributions	—	—	(19.3)	—	(9.4)	(28.7)
Repurchase of Class B Shares	(9.4)	—	(108.6)	—	—	(118.0)
Non-controlling interests acquisition	—	—	(1,202.4)	(19.2)	(468.4)	(1,690.0)
Balance as of June 30, 2018	305.8	4.7	(636.5)	(104.6)	80.9	(349.7)
Net income	—	—	304.6	—	7.4	312.0
Other comprehensive income	—	—	—	21.9	0.2	22.1
Issuance of Class B Shares	784.8	—	—	—	—	784.8
Dividends or distributions	—	—	(27.0)	—	—	(27.0)
Repurchase of Class B Shares	(24.7)	—	(149.0)	—	—	(173.7)
Balance as of December 31, 2018	1,065.9	4.7	(507.9)	(82.7)	88.5	568.5
Net income (loss)	—	—	329.2	—	(3.9)	325.3
Other comprehensive income	—	—	—	32.0	—	32.0
Issuance of Class B Shares	2.7	3.0	—	—	—	5.7
Dividends or distributions	—	—	(42.9)	—	—	(42.9)
Repurchase of Class B Shares	(7.8)	—	(31.7)	—	—	(39.5)
Balance as of June 30, 2019	$1,060.8	$7.7	$(253.3)	$(50.7)	$84.6	$849.1

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended June 30		Six months ended June 30
(unaudited)	2019	2018	2019	2018
		(restated)		(restated)

Cash flows related to operating activities
Income from continuing operations	$138.4	$52.6	$227.8	$128.0
Adjustments for:
Depreciation of property, plant and equipment	150.7	152.9	301.8	304.4
Amortization of intangible assets	28.8	25.2	57.4	51.4
Amortization of right-of-use assets	9.1	9.1	17.9	18.1
(Gain) loss on valuation and translation of financial instruments	(16.4)	75.6	(2.1)	105.2
Impairment of assets	15.3	—	18.8	—
Amortization of financing costs and long-term debt discount	2.0	1.7	4.0	3.5
Deferred income taxes	4.5	(14.7)	(3.2)	(35.3)
Other	(0.4)	(1.0)	(2.1)	(2.1)
	332.0	301.4	620.3	573.2
Net change in non-cash balances related to operating activities	(42.8)	33.0	(150.6)	62.1
Cash flows provided by continuing operating activities	289.2	334.4	469.7	635.3
Cash flows related to investing activities
Business acquisitions	(11.1)	1.3	(34.6)	(1.4)
Business disposals	(0.9)	—	260.7	—
Additions to property, plant and equipment	(122.8)	(132.5)	(262.6)	(277.0)
Additions to intangible assets	(299.0)	(38.6)	(350.2)	(95.5)
Proceeds from disposals of assets	0.1	1.3	2.7	1.7
Non-controlling interests acquisition	—	(1,540.0)	—	(1,540.0)
Other	(5.9)	(0.4)	(7.2)	(1.0)
Cash flows used in continuing investing activities	(439.6)	(1,708.9)	(391.2)	(1,913.2)
Cash flows related to financing activities
Net change in bank indebtedness	(6.0)	27.3	(2.9)	26.5
Net change under revolving facilities	210.7	557.7	30.0	640.5
Repayment of long-term debt	(4.1)	(9.1)	(8.0)	(12.8)
Repayment of convertible debentures	—	(71.9)	—	(71.9)
Repayment of lease liabilities	(10.6)	(10.5)	(20.5)	(19.8)
Settlement of hedging contracts	(0.8)	(0.8)	(0.8)	(0.8)
Issuance of Class B Shares	—	1.3	2.7	1.3
Repurchase of Class B Shares	—	(19.3)	(39.5)	(118.0)
Dividends	(42.9)	(19.3)	(42.9)	(19.3)
Dividends or distributions paid to non-controlling interests	—	(4.7)	—	(9.4)
Cash flows provided by (used in) continuing financing activities	146.3	450.7	(81.9)	416.3

Net change in cash and cash equivalents from continuing operations	(4.1)	(923.8)	(3.4)	(861.6)

Cash flows provided by (used in) discontinued operations	1.6	2.7	(0.7)	4.9

Cash and cash equivalents at beginning of period	19.7	929.3	21.3	864.9
Cash and cash equivalents at end of period	$17.2	$8.2	$17.2	$8.2

Cash and cash equivalents consist of
Cash	$5.7	$7.8	$5.7	$7.8
Cash equivalents	11.5	0.4	11.5	0.4
	$17.2	$8.2	$17.2	$8.2

Interest and taxes reflected as operating activities
Cash interest payments	$110.7	$112.6	$157.8	$157.0
Cash income tax payments (net of refunds)	42.1	2.8	180.8	17.0

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)	June 30	December 31	December 31
(unaudited)	2019	2018	2017
		(restated)	(restated)

Assets

Current assets
Cash and cash equivalents	$17.2	$21.0	$864.9
Accounts receivable	545.0	553.8	543.4
Contract assets	150.0	144.4	132.8
Income taxes	13.7	4.8	29.3
Inventories	192.1	186.3	188.1
Other current assets	140.0	118.3	117.6
Assets held for sale	—	95.0	—
	1,058.0	1,123.6	1,876.1

Non-current assets
Property, plant and equipment	3,391.4	3,467.3	3,610.1
Intangible assets	1,423.6	1,135.3	983.1
Goodwill	2,696.6	2,678.3	2,695.8
Right-of-use assets	115.0	112.6	133.5
Derivative financial instruments	756.1	887.0	591.8
Deferred income taxes	31.3	51.8	33.2
Other assets	211.2	201.6	185.1
	8,625.2	8,533.9	8,232.6
Total assets	$9,683.2	$9,657.5	$10,108.7

Liabilities and equity

Current liabilities
Bank indebtedness	$21.4	$24.3	$0.8
Accounts payable and accrued charges	742.6	832.0	738.7
Provisions	25.1	32.0	24.0
Deferred revenue	348.4	340.7	346.8
Income taxes	34.1	119.2	13.3
Convertible debentures	—	—	450.0
Embedded derivatives related to convertible debentures	—	—	442.2
Current portion of long-term debt	72.0	57.9	20.4
Current portion of lease liabilities	34.4	36.0	39.8
Liabilities held for sale	—	6.6	—
	1,278.0	1,448.7	2,076.0

Non-current liabilities
Long-term debt	6,209.9	6,370.3	5,516.2
Derivative financial instruments	11.0	—	34.1
Convertible debentures	150.0	150.0	—
Lease liabilities	109.6	108.4	128.1
Deferred income taxes	773.8	775.9	744.9
Other liabilities	301.8	235.7	212.4
	7,556.1	7,640.3	6,635.7
Equity
Capital stock	1,060.8	1,065.9	313.9
Contributed surplus	7.7	4.7	3.5
(Deficit) retained earnings	(253.3)	(507.9)	594.7
Accumulated other comprehensive loss	(50.7)	(82.7)	(50.7)
Equity attributable to shareholders	764.5	480.0	861.4
Non-controlling interests	84.6	88.5	535.6
	849.1	568.5	1,397.0

Total liabilities and equity	$9,683.2	$9,657.5	$10,108.7

Supplementary Disclosure

Quarter / 6-Month Period

Ended June 30, 2019

For additional information, please contact

Hugues Simard, Chief Financial Officer,

at 514 380-7414, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

June 30, 2019

Net Income Attributable to Shareholders

	2nd Quarter		YTD
	2019	2018	2019	2018

Net income per share (basic)	$0.55	$0.18	$1.29	$0.42

Net income, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.53	$0.45	$0.97	$0.83

Reconciliation of earnings per share

	2nd Quarter		YTD
	2019	2018	2019	2018

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.53	$0.45	$0.97	$0.83

Other adjusments[1]:
Unusual items	(0.05)	0.05	(0.07)	0.03
Gain (loss) on valuation and translation of financial instruments	0.07	(0.33)	0.01	(0.45)
Discontinued operations	—	0.01	0.38	0.01
Total	0.02	(0.27)	0.32	(0.41)

Reported net income per share (basic)	$0.55	$0.18	$1.29	$0.42

1 After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2019

Debt

(all amounts in millions of Canadian dollars)

Quebecor Inc.
Revolving credit facility due in 2020 (availability: $50)		$23.8
Mortgage loan due in 2022		47.9
		$71.7
Quebecor Media Inc.
Revolving credit facility due in 2022 (availability: $300)		$—
Term Loan B due in 2020		431.6
5 3/4% Senior Notes due in 2023		1,113.1
6 5/8% Senior Notes due in 2023		500.0
		2,044.7
Videotron Ltd.
Revolving credit facility due in 2023 (availability: $1,500)		727.4
5% Senior Notes due in 2022		1,047.6
5 3/8% Senior Notes due in 2024		400.0
5 5/8% Senior Notes due in 2025		785.7
5 3/4% Senior Notes due in 2026		375.0
5 1/8% Senior Notes due in 2027		785.7
		4,121.4
TVA Group Inc.
Revolving credit facility due in 2020 (availability: $150)		19.7
Term Loan due in 2019		47.4
		67.1
Other debt		—
Total Quebecor Media Inc.		$6,233.2

TOTAL LONG TERM DEBT		$6,304.9

Bank indebtedness - QI		0.8
Bank indebtedness - QMI		20.6
Exchangeable debentures - QI		2.1
Convertible debentures (cost if settled in cash at maturity) - QI 1		150.0
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QMI [2]		(720.7)
Cash and cash equivalents :
Quebecor Inc.		0.3
Quebecor Media Inc.		16.9
Videotron Ltd.	$1.4
Other 100% owned subsidiaries	11.6
TVA Group Inc.	3.9
		$17.2

1              Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on June 30, 2019, subject to a floor price of $26.85 and a ceiling price of $33.5625.

2              Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

June 30, 2019

Operating Results

	2019		2018
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30

Revenue-Generating Units (‘000) [1]	6,001.1	6,013.6	5,990.3	5,955.9	5,899.4
Mobile Telephony Lines (‘000)	1,231.9	1,193.6	1,153.8	1,120.7	1,079.2
Homes Passed (‘000)	2,931.2	2,915.4	2,907.9	2,900.2	2,891.7
Cable Internet Subscribers (‘000)	1,706.9	1,710.8	1,704.5	1,697.5	1,674.1
Penetration of Homes Passed	58.2%	58.7%	58.6%	58.5%	57.9%
Cable Television Subscribers (‘000)	1,558.4	1,582.6	1,597.3	1,603.7	1,606.0
Penetration of Homes Passed	53.2%	54.3%	54.9%	55.3%	55.5%
Cable Telephony Lines (‘000)	1,072.9	1,094.9	1,113.9	1,131.1	1,148.2
Penetration of Homes Passed	36.6%	37.6%	38.3%	39.0%	39.7%
Over-the-Top Video Subscribers (‘000)	431.0	431.7	420.8	402.9	391.9

	2nd Quarter			YTD
(in millions)	2019	2018	VAR	2019	2018	VAR

Revenues
Internet	$278.7	$271.6	2.6%	$552.3	$533.2	3.6%
Cable Television	247.5	251.4	-1.6%	492.7	500.1	-1.5%
Mobile Telephony	146.4	130.8	11.9%	287.8	256.6	12.2%
Cable Telephony	85.7	92.6	-7.5%	173.0	187.8	-7.9%
Equipment Sales	51.4	54.0	-4.8%	100.6	99.5	1.1%
Other	43.7	40.7	7.4%	86.8	81.1	7.0%
Videotron	853.4	841.1	1.5%	1,693.2	1,658.3	2.1%
Retail and Eliminations	1.0	1.3		1.9	2.8
Telecommunications	$854.4	$842.4	1.4%	$1,695.1	$1,661.1	2.0%

Adjusted EBITDA
Videotron	$449.8	$429.5		$872.8	$846.4
Retail	0.2	0.3		0.2	0.6
Telecommunications	$450.0	$429.8	4.7%	$873.0	$847.0	3.1%

Additions to PP&E and Intangible Assets
Additions to PP&E	$111.2	$121.7		$243.8	$260.6
Additions to Intangible Assets	296.5	36.6		345.1	91.6
Telecommunications	$407.7	$158.3	157.5%	$588.9	$352.2	67.2%

Mobile Telephony ABPU [2]	$52.56	$53.70		$52.53	$53.48
Total ABPU [2]	$50.20	$49.68		$49.83	$49.25

1 Revenue-generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico over-the-top video  services, plus subscriber connections to the cable and mobile telephony services.

2 Average billing per unit (“ ABPU ”) is an indicator used to measure monthly average subscription billing per average revenue-generating unit.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2019

Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)

Shares held by Quebecor Inc.

Quebecor Media Inc.	79,377,062	100.0%	100.0%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

June 30, 2019

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and its Telecommunications reporting segment. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the second quarter of 2019, please refer to the Management Discussion and Analysis and Condensed Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted EBITDA, adjusted income from continuing operating activities, cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the second quarter of 2019 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated  in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Emilie Duguay
By:	Emilie Duguay
Corporate Secretary

Date: August 9, 2019